SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934
CST Holding Corp. (Name of Issuer) Common Stock, par value $0.001 per share (Title of Class of Securities)
12642U102 (CUSIP Number)

Matt Hill 3435 Ocean Park Blvd., Suite 107-282 Santa Monica, CA 90405 (310) 991-5001 (Tel) (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 27, 2011 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12642U102

(1)   Names of reporting persons

Sunlight Ventures, LLC

(2)   Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)   SEC use only

(4)   Source of funds (see instructions)

OO

(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)   Citizenship or place of organization

California

Number of shares beneficially owned by each reporting person with:

(7)   Sole Voting Power

8,000,000 (1)

(8)   Shared Voting Power

0

(9)   Sole Dispositive Power

8,000,000 (1)

(10)   Shared Dispositive Power

0

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

8,000,000 (1)

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)   Percent of Class Represented by Amount in Row (11)

43.3% (2)

(14)   Type of Reporting Person (See Instructions)

OO

(1)	The individual person with sole voting and dispositive control over these securities is Matt Hill, Sunlight Ventures’ sole owner and managing member.

(2)	This percentage is based on 18,494,672 shares of common stock outstanding on July 27, 2011 after giving effect to the merger and taking into effect the cancellation of 7,115,859 shares pursuant to the merger agreement, all of which are described below.

CUSIP No. 12642U102

(1)   Names of reporting persons

Matt Hill

(2)   Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)   SEC use only

(4)   Source of funds (see instructions)

OO

(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)   Citizenship or place of organization

Canada

Number of shares beneficially owned by each reporting person with:

(7)   Sole Voting Power

8,000,000 (1)

(8)   Shared Voting Power

0

(9)   Sole Dispositive Power

8,000,000 (1)

(10)   Shared Dispositive Power

0

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

8,000,000 (1)

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)   Percent of Class Represented by Amount in Row (11)

43.3% (2)

(14)   Type of Reporting Person (See Instructions)

IN

(1)	These shares are held of record by Sunlight Ventures, LLC, of which Mr. Hill has sole voting and dispositive control.

(2)	This percentage is based on 18,494,672 shares of common stock outstanding on July 27, 2011 after giving effect to the merger and taking into effect the cancellation of 7,115,859 shares pursuant to the merger agreement, all of which are described below.

ITEM 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of CST Holding Corp., a Colorado corporation (the “Company”). The address of the Company’s principal executive office is 3435 Ocean Park Blvd., Suite 107-282, Santa Monica, CA 90405.

ITEM 2.   Identity and Background

(a)           This Schedule 13D is being filed on behalf of Sunlight Ventures, LLC, a California limited liability company, and Matt Hill, an individual.  The persons named in this paragraph are sometimes collectively referred to herein as the “Reporting Persons.”

(b)           The address for the Reporting Persons is 3435 Ocean Park Blvd., Suite 107-282, Santa Monica, CA 90405.

(c)           Sunlight Ventures is a non-operational company.  Matt Hill is the President and CEO of the Company.

(d)           During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Sunlight Ventures is domiciled in the United States, and Matt Hill is a citizen of Canada.

ITEM 3.   Source of Amount of Funds or Other Compensation

On July 27, 2011, the Company completed a merger acquiring WebXU, Inc., a Delaware corporation.  In this merger, the Company agreed to issue an aggregate 15,914,531 shares of Common Stock to the stockholders of WebXU, Inc., which included 8,000,000 shares of Common Stock to Sunlight Ventures, LLC.

ITEM 4.   Purpose of Transaction

See Item 3.

ITEM 5.   Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons may be found in rows 11 and 13 of the Cover Pages, which hereby are incorporated by reference. Applicable percentages are based upon 18,494,672 shares of common stock outstanding as of July 27, 2011.

(b)           The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby are incorporated by reference.

(c)           See Item 3.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 24, 2011, 10,000,000 shares of WebXU, Inc.’s common stock were pledged as security under a Pledge Agreement in connection with a $750,000 loan to WebXU, Inc.  8,000,000 of the pledged shares were held by Sunlight Ventures, LLC.  The pledged shares were converted into Common Stock in the merger described in Item 3 above and remain pledged as security under the Pledge Agreement.  The total 10,000,000 pledged shares constitute 54.1% of the Company’s voting stock, and operation of the pledge may result in a change in control of the Company.

ITEM 7.    Material to be Filed as Exhibits

Exhibit No.            Description

99.1
Agreement and Plan of Merger by and among CST Holding Corp., CST Acquisition Corp., and WebXU, Inc., dated July 22, 2011 (Filed on July 27, 2011 as an exhibit to the Company’s Current Report on Form 8-K, and incorporated herein by reference.)

99.2
Pledge Agreement between RTW Holdings, LLC, Sunlight Ventures, LLC, Jeffrey Aaronson, Krishnan Ramaswami, WebXU, Inc., and Amy Atkinson, dated May 24, 2011 (Filed on July 27, 2011 as an exhibit to the Company’s Current Report on Form 8-K, and incorporated herein by reference.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 5, 2011	Sunlight Ventures, LLC /s/ Matt Hill By: Matt Hill Its: Managing Member
/s/ Matt Hill
Matt Hill